RECEIVED
2004 SEP 14 P 2:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HAECO

Our Ref.: CSA/CPA12/24

8th September 2004

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

04036876

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we would inform you that Mr. John Charles Godfrey Bremridge has been appointed an Executive Director and Chief Operating Officer of the Company with effect from 7th September 2004. We enclose herewith the relevant press announcement published today in The Standard and Hong Kong Economic Journal for your record.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Margaret Yu
Secretary

PROCESSED
SEP 15 2004
THOMSON
FINANCIAL

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

MY//sn
P:\sn\haeco\24\ltr_2004

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 44)

Appointment of Executive Director

Hong Kong Aircraft Engineering Company Limited ("the Company") is pleased to announce that Mr. John Charles Godfrey Bremridge has been appointed an Executive Director and Chief Operating Officer of the Company with effect from 7th September 2004.

Mr. Bremridge, aged 46, joined John Swire & Sons Limited ("Swire") in November 1985 and has worked with the Swire group in the United Kingdom, Korea, Hong Kong and Australia. During the last five years, he was seconded to Cathay Pacific Airways Limited as Regional Manager Middle East, India & Africa. He is a member of the Institute of Chartered Accountants in England and Wales.

Mr. Bremridge does not have a service contract with the Company, but is being seconded to the Company by Swire. In accordance with the articles of association of the Company, he will hold office as a director until the annual general meeting to be held in 2005 and will then be eligible for re-election; thereafter he will retire as a director at the third annual general meeting following his election by ordinary resolution and will be eligible for re-election.

Mr. Bremridge does not have any relationship with any director or the senior management of the Company or with any substantial or controlling shareholder of the Company (except as an employee of Swire) and he does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

The remuneration of senior managers employed by Swire is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. Mr. Bremridge's emoluments are determined in accordance with this policy. He receives an annual salary which together with various allowances amounts to HK$1,515,500 and is eligible to receive performance related discretionary bonuses. He is also entitled to housing and other benefits in kind and to participate in a contributory provident fund.

As at the date of this announcement, the Directors of the Company are:
Executive: D.M. Turnbull, P.K. Chan, M.A. Bowles, J.C.G. Bremridge, M. Hayman
Non-Executive: D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler
Independent Non-Executive: J.S. Dickson Leach, A.S.C. Wu, L.K.K. Leong

By Order of the Board

Hong Kong Aircraft Engineering Company Limited
Margaret Yu
Company Secretary
Hong Kong, 7th September 2004

SWIRE

港機工程

香港飛機工程有限公司

(於香港註冊成立的有限公司)

(股票代號：44)

委任常務董事

香港飛機工程有限公司(「本公司」)欣然宣佈，委任彭勵志先生為本公司常務董事兼營運總裁，由二零零四年九月七日起生效。

彭先生現年四十六歲，於一九八五年十一月加入英國太古集團有限公司(「太古」)，曾在太古集團的英國、韓國、香港及澳洲辦事處工作。在過去五年間，借調至國泰航空有限公司出任中東、印度及非洲地區經理。他具有英格蘭及威爾斯特許會計師公會(Institute of Chartered Accountants in England & Wales)會員資格。

彭先生是由太古借調至本公司工作，與本公司並無訂立服務合約。根據本公司章程，他將出任董事直至二零零五年舉行之股東周年大會為止，屆時將有資格候選連任；此後須在通過普通決議案獲選連任後第三次股東周年大會上告退，但有資格候選連任。

彭先生與本公司任何董事或管理高層或本公司任何大股東或控股股東並無任何關係(作為太古僱員的身份除外)，而他並無擁有任何本公司的股份權益(定義見《證券及期貨條例》第十五部)。

太古聘用高級管理人員的酬金，是以吸納、激勵和保留在國際競爭市場內的高質素人材為釐定準則。彭先生的薪酬就是按照此政策釐定的，其年薪連同其他津貼合共港幣一百五十一萬五千五百元，並可收取按表現發放的花紅。他亦享有房屋及其他實質福利，並可參與須供款的公積金計劃。

截至本公告發放之日，本公司董事局成員有：
常務董事：唐寶麟、陳炳傑、馬文博、彭勵志、馬海文
非常務董事：梁德基、何祖英、容漢新、湯彥麟
獨立非常務董事：李德信、吳樹熾、梁國權

承董事局命

香港飛機工程有限公司
公司秘書
余陳秀梅
香港，二零零四年九月七日

太古